SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12.

BOYKIN LODGING COMPANY

(Name of Registrant as Specified in its Charter)

XXXXXXXXXXXXXXXX

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

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☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Proxy Statement
Selected Financial Data
Management's Discussion and Analysis
1999 Consolidated Financial Statements and Notes

BOYKIN
LODGING COMPANY

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To our Shareholders:

The 2000 annual meeting of shareholders of Boykin Lodging Company will be held at our Radisson Inn Sanibel Gateway, 20091 Summerlin Road, Ft. Myers, Florida 33908, on Tuesday, May 23, 2000, beginning at 3:00 p.m., local time, for the following purposes:

1. To elect seven directors, each for a term of one year;

2. To receive reports at the meeting. No action constituting approval or disapproval of the matters referred to in the reports is contemplated; and

3. To consider any other matters that properly come before the meeting.

Only shareholders of record at the close of business on March 24, 2000, will be entitled to notice of and to vote at the meeting or any adjournment thereof. Shareholders are urged to complete, date and sign the enclosed proxy and return it in the enclosed envelope. The principal address of Boykin Lodging Company is Guildhall Building, Suite 1500, 45 W. Prospect Avenue, Cleveland, Ohio 44115.

By order of the Board of Directors,

Andrew C. Alexander,
Assistant Secretary

Dated: April 5, 2000

YOUR VOTE IS IMPORTANT.
PLEASE SIGN, DATE AND RETURN YOUR PROXY

BOYKIN LODGING COMPANY

PROXY STATEMENT

Questions and Answers

What is the purpose of this proxy statement?

Our Board of Directors is sending you this proxy statement to ask for your vote as a shareholder of Boykin Lodging Company on certain matters to be voted on at the upcoming annual meeting of shareholders. We are mailing this proxy statement and the accompanying notice and proxy, along with our Summary Annual Report to Shareholders, to you on or about April 5, 2000.

Where and when is the annual meeting of shareholders?

Our annual meeting of shareholders will be held at our Radisson Inn Sanibel Gateway, 20091 Summerlin Road, Ft. Myers, Florida 33908, on Tuesday, May 23, 2000, at 3:00 p.m., local time.

What am I voting on?

You will vote on the election of seven directors. Except as discussed below, we do not know of any other matter that will be presented for action at the annual meeting of shareholders. The Hotel Employees & Restaurant Employees Union, Local 2850, a beneficial owner of 140 of our common shares, may present two shareholder proposals at our annual meeting, one to cause us to rescind our shareholder rights plan and the other to require that we provide information relating to shareholder nominees for our Board of Directors in our proxy statements and on our proxy cards. If either proposal is raised at the annual meeting, the persons named as proxies will vote against it.

How do I vote?

You can vote either in person by ballot at the annual meeting of shareholders or by completing and mailing the enclosed proxy card. If the enclosed proxy card is returned, the common shares represented by it will be voted as you direct.

Who is entitled to vote?

Only shareholders of record at the close of business on the record date, March 24, 2000, are entitled to receive notice of the annual meeting of shareholders and to vote the common shares that they held on that date at the meeting, or any postponement or adjournment of the meeting. Each outstanding common share entitles its holder to cast one vote on each matter to be voted upon.

How many common shares are entitled to vote?

As of the record date 17,279,593 common shares, without par value, were entitled to be voted at the annual meeting of shareholders.

What constitutes a quorum?

The presence at the annual meeting of shareholders, either in person or by proxy, of a majority of the outstanding common shares on the record date will constitute a quorum, permitting the conduct of the business of the meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present for purposes of establishing a quorum at the annual meeting of shareholders.

Can I change my vote after I return my proxy card?

You can change your vote at any time before your proxy is exercised, by executing and delivering a later-dated proxy or by giving notice to us in writing at the address indicated on the attached Notice of Annual Meeting of Shareholders, or in open meeting. However, your presence alone at the annual meeting of shareholders will not operate to revoke your proxy.

What happens if I sign and return my proxy card but I do not mark any vote?

In the absence of any specification on your proxy card, the common shares represented by your proxy card will be voted to elect the director nominees set

forth under the heading ‘‘Election of Directors’’ and in accordance with the discretion of the proxy holders with respect to any other matter properly brought before the meeting.

Who can attend the annual meeting of shareholders?

All shareholders, or their duly appointed proxies, may attend the annual meeting of shareholders. Please note that if you hold your shares in ‘‘street name’’ (that is, through a broker or other nominee), you will need to bring a copy of your brokerage statement reflecting your ownership as of the record date.

Who is paying for this proxy statement and the solicitation expenses?

We will pay the cost of this proxy statement and the cost of the solicitation of your proxy. In addition to solicitation of proxies by mail, regular employees of Boykin Lodging Company or its affiliates may solicit proxies by telephone or facsimile. Those employees will not receive any additional compensation for their participation in the solicitation.

What else am I receiving with this proxy statement?

In addition to the attached Notice of Annual Meeting of Shareholders and the enclosed proxy card, we are sending you our Summary Annual Report to Shareholders for the fiscal year ended December 31, 1999. Our audited consolidated financial statements and certain other financial information for the fiscal year ended December 31, 1999, are set forth in pages F-1 to F-30, inclusive, attached to this proxy statement.

What are the Board’s Recommendations?

The Board of Directors recommends a vote for the election of the nominated slate of directors (see page 4).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the amount of our common shares beneficially owned as of February 28, 2000, by: (a) our directors (all of whom are also nominees for director); (b) each other person who is known by us to own beneficially more than 5% of our outstanding common shares; (c) our chief executive officer and the four other most highly compensated executive officers named in the Summary Compensation Table; and (d) our executive officers and directors as a group.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of Class
Robert W. Boykin(2)	379,860(3)	2.16%
Richard C. Conti	102,585(4)	*
Paul A. O'Neil(2)	113,384(5)	*
Mark L. Bishop	111,742(6)	*
Andrew C. Alexander	44,902(7)	*
Albert T. Adams	15,000(8)	*
Raymond P. Heitland(2)	65,001(9)	*
Lee C. Howley, Jr.	19,500(8)(10)	*
Frank E. Mosier	19,000(8)	*
William H. Schecter	16,000(8)	*
Ivan J. Winfield	15,000(8)	*
All Executive Officers and Directors as a Group (12 persons)	915,701	5.09%

* Less than 1%.

(1) Unless otherwise indicated, a beneficial owner has sole voting and investment power with respect to all common shares set forth opposite his name.

(2) Robert W. Boykin owns 577,112 limited partnership interests (''Units'') in Boykin Hotel Properties, L.P., an Ohio limited partnership (the ''Partnership''); and Raymond P. Heitland and Paul A. O'Neil own 10,650 and 1,400 Units, respectively. Each of them may cause the Partnership to purchase his Units for cash (the purchase price of one Unit, subject to certain factors, being equal to the market value of one common share of Boykin Lodging Company). However, we may elect, subject to certain conditions, to deliver our common shares, in lieu of cash, in exchange for tendered Units. Assuming conversion of their Units into common shares, Robert W. Boykin would beneficially own 5.27% of our common shares. Both Raymond P. Heitland and Paul A. O'Neil would beneficially own less than 1% of the outstanding common shares. Currently, we own a 92.1% general partnership interest in the Partnership.

(3) Includes 295,000 common shares that Mr. Boykin has the right to acquire through the exercise of share options, 18,524 common shares that are owned by Boykin Management Company Limited Liability Company, an Ohio limited liability company, of which Mr. Boykin indirectly owns approximately a 54% equity interest, and 21,000 common shares owned by Rowboy Trading Holdings LLC, a Delaware limited liability company, of which Mr. Boykin is the managing member.

(4) Includes 70,139 common shares that Mr. Conti has the right to acquire through the exercise of share options.

(5) Includes 90,000 common shares that Mr. O'Neil has the right to acquire through the exercise of share options.

(6) Represents 90,000 common shares that Mr. Bishop has the right to acquire through the exercise of share options and 1,980 common shares held by a trust, of which Mr. Bishop is the trustee.

(7) Includes 26,833 common shares that Mr. Alexander has the right to acquire through the exercise of share options.

(8) Includes 15,000 common shares that each of Messrs. Adams, Howley, Mosier, Schecter and Winfield has the right to acquire through the exercise of share options.

(9) Includes 55,000 common shares that Mr. Heitland has the right to acquire through the exercise of share options.

(10) Includes 4,500 common shares owned by the Howley Family Partnership, which is owned equally by Mr. Howley and his wife.

ELECTION OF DIRECTORS

In accordance with our Code of Regulations, the number of directors has been fixed at seven. At the annual meeting of shareholders, the shares represented by proxies, unless otherwise specified, will be voted for the election of the seven nominees hereinafter named, each to serve until the next annual meeting of shareholders. Under Ohio law and our Amended and Restated Articles of Incorporation, as amended, abstentions and broker non-votes, if any, will not be counted in favor of or against any nominee. Director nominees who receive the greatest number of affirmative votes will be elected directors.

The director nominees are identified in the following table. Each is currently a director and was elected as a director at last year's annual meeting of shareholders.

If for any reason any of the nominees is not a candidate when the election occurs (which is not expected), the Board of Directors expects that proxies will be voted for the election of a substitute nominee designated by management. The following information is furnished with respect to each person nominated for election as a director.

Nominees for Election at the Annual Meeting

Name	Age	Principal Occupation And Business Experience	Period of Service as a Director	Expiration of Term for Which Proposed
Robert W. Boykin	50	Chairman of the Board of Directors, President and Chief Executive Officer of Boykin Lodging Company	1996 to date	2001
Raymond P. Heitland	64	Retired Chief Financial Officer of Boykin Lodging Company	1996 to date	2001
Albert T. Adams	49	Partner, Baker & Hostetler LLP	1996 to date	2001
Lee C. Howley, Jr.	52	Owner and President, Howley & Company	1996 to date	2001
Frank E. Mosier	69	Retired Vice Chairman BP America, Inc.	1996 to date	2001
William H. Schecter	57	President, National City Capital Corporation; Senior Vice President, National City Corporation	1998 to date	2001
Ivan J. Winfield	65	Associate Professor at Baldwin-Wallace College	1996 to date	2001

Each of the nominees for election as a director has engaged in the principal occupation or activity indicated for at least five years, except as described below.

Mr. Boykin served as the President and Chief Executive Officer of Boykin Management Company from 1985 until November 1996. Mr. Heitland served as the Chief Financial Officer of Boykin Management Company from 1970 until November 1996 and as our Chief Financial Officer from November 1996 until his retirement in May 1998.

Mr. Adams is a director of Developers Diversified Realty Corporation, Associated Estates Realty Corporation, Captec Net Lease Realty, Inc., Dairy Mart Convenient Stores, Inc. and American Industrial Properties REIT. Mr. Howley is a director of Captec Net Lease Realty, Inc., and Lesco, Inc. and serves as Co-Chairman of the Rock and Roll Hall of Fame and Museum in Cleveland, Ohio. Mr. Mosier is a director of Associated Estates Realty Corporation. Mr. Schecter is a director of NatCity Investments, a registered investment company. Mr. Winfield is a director of HMI Industries, Inc., OfficeMax, Inc. and Rainbow Rental, Inc.

Last year the Board of Directors held six meetings. The Board of Directors has appointed an Audit Committee, an Executive Committee, a Compensation Committee and a Long-Term Incentive Plan Committee. The Board of Directors does not have a nominating committee. Each member of the Board of Directors attended at least 75% of the meetings of the Board of Directors and of the committees on which he served.

The Audit Committee comprises Messrs. Adams, Howley, Heitland, Mosier, Schecter and Winfield. Last year the Audit Committee held one meeting. The Audit Committee recommends annually to the Board of Directors our independent public accountants, reviews with the independent public accountants the arrangements for and scope of the audits to be conducted by them and the results of those audits, and reviews various financial and accounting matters affecting us.

The Executive Committee comprises Messrs. Boykin, Heitland and Adams. Last year the Executive Committee did not hold any meetings but took action by unanimous written consent on seven occasions. The Executive Committee, during the intervals between the meetings of the Board of Directors, possesses and may exercise all of the powers of the Board of Directors in the management of our business and affairs, except as otherwise provided (1) by law, (2) in our Amended and Restated Articles of Incorporation, as amended, or in our Code of Regulations, or (3) by action of the Board of Directors.

The Compensation Committee comprises Messrs. Adams, Howley, Heitland, Mosier, Schecter and Winfield. Last year the Compensation Committee held three meetings. The Compensation Committee periodically reviews and determines the compensation, including fringe benefits and incentive compensation, of our officers and management personnel.

The Long-Term Incentive Plan Committee, which comprises Messrs. Howley, Heitland, Mosier, Schecter and Winfield, administers our Long-Term Incentive Plan and determines the employees who may participate in the grant of any award (including share options), and the terms thereof, under the Long-Term Incentive Plan. Last year, the Long-Term Incentive Plan Committee took action by unanimous written consent on one occasion.

Directors' Compensation. Each director is compensated at the rate of $20,000 per year. Each director also receives $1,000 for attendance at each meeting of the Board of Directors and for each meeting of any committee on which he serves. Our employees and officers who are also directors are not paid any director fees.

Non-employee directors are permitted to defer all or a portion of their fees pursuant to our Directors' Deferred Compensation Plan. This plan, which is administered by our officers who are not eligible to participate in it, is unfunded and participants' contributions are converted to units, the value of which fluctuates according to the market value of our common shares. During their terms as directors, Mr. Adams and Mr. Heitland have deferred compensation represented by 7,374 and 4,520 units, respectively. On March 2, 2000, those units were valued at $89,870 and $55,087, respectively.

Compensation Committee Report

Introduction. Our Compensation Committee is responsible for determining the compensation to be paid to our executive officers. The Compensation Committee is also responsible for making major policy decisions with respect to health care and other benefit plans. Our Long-Term Incentive Plan Committee administers the Long-Term Incentive Plan.

The Compensation Committee's philosophy with respect to the compensation of our executive officers is (i) to provide a competitive total compensation package that enables us to attract and retain qualified executives and align their compensation with our overall business strategies, and (ii) through the Long-Term Incentive Plan Committee, to provide each executive officer with a significant equity stake in us. The Compensation Committee

believes that the total compensation package for our executive officers should be attractive in relation to the average compensation packages of comparable companies, and that the compensation mix should have a material performance-based compensation component.

To this end, the Compensation Committee determined executive compensation for 1999 with a focus on compensating executive officers based on their responsibilities and the Company's performance. The primary components of the Company's executive compensation program in 1999 were (1) base salaries and certain other annual compensation, (2) bonuses, and (3) restricted common share grants and share options.

Base Salaries and Other Annual Compensation. The base salaries and certain other compensation for Mr. Boykin and our other executive officers in 1999 were determined with reference to their business and lodging industry experience, together with comparisons of compensation paid by companies of similar size in the real estate investment trust and lodging industries. The Compensation Committee also commissioned and considered a compensation analysis of Boykin Lodging Company prepared by the compensation-consulting firm HVS Executive Search.

Bonuses. Mr. Boykin is entitled to a bonus of up to 90% of his annual base salary, Mr. Conti is entitled to a bonus of up to 70% of his annual base salary and Messrs. O'Neil, Bishop, and Alexander are each entitled to a bonus of up to 45% of his annual base salary. In each case, the amount of the bonus that was earned was based on a combination of personal goals approved by our Board of Directors and on financial targets. One half of the financial targets were based on earnings targets and one half were based on our total shareholder return for 1999 compared to the Morgan Stanley REIT Index.

Restricted Common Share Grants and Share Options. All of our executive officers are eligible to receive grants of restricted common shares and options to purchase common shares under our Long-Term Incentive Plan. Share options and restricted common shares granted by the Long-Term Incentive Plan Committee are designed to encourage and enable our key employees to acquire a larger share ownership and personal financial interest in our company. The Compensation Committee believes that share option and restricted common share awards subject to periodic vesting enable us to attract and retain qualified individuals for service with us. Individual option grants, with exercise prices at least equal to the fair market value of our common shares on the date of grant, are determined by the Long-Term Incentive Plan Committee based on the executive's current performance, potential for future responsibility, and the impact of the particular executive officer's performance on our operational results. No share options were granted in 1999 to any named executive officer. Instead, the Long-Term Incentive Plan Committee elected to grant restricted common shares to the named executive officers in order to increase their equity ownership in us. The values of the restricted common share grants made to our named executive officers are set forth in the Summary Compensation Table on page 7 of this proxy statement.

Albert T. Adams
Raymond P. Heitland
Lee C. Howley, Jr.
Frank E. Mosier
William H. Schecter
Ivan J. Winfield

EXECUTIVE COMPENSATION

The following information is set forth with respect to our Chief Executive Officer and each of our four other most highly compensated executive officers. We sometimes refer to the people listed in the table below as our ''named executive officers.''

Summary Compensation Table

	Annual Compensation			Other Annual Compen-sation	Long-Term Compensation Awards		All Other Compen-sation
	Year	Salary ($)	Bonus ($)	($)(1)	Restricted Share Award(s) ($)	Share Options (#)	($)(2)
Robert W. Boykin	1999	300,000	239,625	68,122(3)	354,857	—	155,573
Chairman, President and	1998	300,385	30,000	—	—	50,000	156,394
Chief Executive Officer	1997	251,181	225,000	—	—	25,000	158,727
Richard C. Conti(4)	1999	250,000	155,313	—	252,916	—	31,390
Chief Operating Officer	1998	168,269	86,655(5)	—	—	170,139	1,390
	1997	—	—	—	—	—	
Paul A. O'Neil(6)	1999	168,923	66,513	—	208,333	—	30,000
Chief Financial Officer	1998	153,602	42,662	—	—	10,000	30,000
and Treasurer	1997	87,453	88,625(7)	—	—	80,000	20,015
Mark L. Bishop	1999	165,180	65,969	—	202,957	—	32,700
Senior Vice President —	1998	147,342	42,350	—	—	10,000	34,500
Acquisition	1997	140,454	63,000	—	—	5,000	30,947
Andrew Alexander(8)	1999	140,970	59,471	—	173,692	—	30,000
Senior Vice President	1998	115,918	5,781	—	—	10,000	24,640
and General Counsel	1997	42,852	19,110	—	—	23,500	6,338

(1) Other than Mr. Boykin, no named executive officer received total perquisites and other personal benefits above the threshold amounts specified in the regulations of the Securities and Exchange Commission.

(2) All other compensation consists of the following:

	Money Purchase Pension	Nonqualified Savings Plan	Life Insurance Premiums
Robert W. Boykin			
1999	$30,000	$3,136	$122,256
1998	$30,000	$6,660	$119,794
1997	$30,000	$6,660	$122,127
Richard C. Conti			
1999	$30,000	—	$ 1,390
1998	—	—	$ 1,390
1997	—	—	—
Mark L. Bishop			
1999	$30,000	$2,700	—
1998	$30,000	$4,500	—
1997	$28,322	$2,625	—

	Money Purchase Pension	Nonqualified Savings Plan	Life Insurance Premiums
Paul A. O'Neil			
1999	$30,000	—	—
1998	$30,000	—	—
1997	$20,015	—	—
Andrew C. Alexander			
1999	$30,000	—	—
1998	$24,640	—	—
1997	$ 6,338	—	—

(3) Includes $50,000 paid by us for a nonrecurring club initiation fee.

(4) Mr. Conti started his employment with us on May 1, 1998.

(5) Includes 2,000 shares granted to Mr. Conti in May 1998 under our Long-Term Incentive Plan.

(6) Mr. O'Neil started his employment with us on May 20, 1997.

(7) Includes 1,000 shares granted to Mr. O'Neil on December 2, 1997 under our Long-Term Incentive Plan.

(8) Mr. Alexander started his employment with us on July 30, 1997.

Employment Agreement and Severance Plan

Robert W. Boykin entered into an employment contract with us in connection with our November 1996 initial public offering. Mr. Boykin's agreement provides for an initial three-year term that is automatically extended for an additional year at the end of each year of the agreement, subject to the right of either party to terminate the agreement by giving two years' prior written notice. Mr. Boykin is prohibited from competing with us during the term of his employment agreement and for two years thereafter. The agreement provides that Mr. Boykin will be paid a minimum annual base salary and a bonus. It also provide for the use of an automobile, medical and dental benefits, vacation and sick leave, for membership in a country club, a golf club and a downtown business club, for certain life insurance benefits and for and certain additional compensation.

We have a severance plan covering each of the named executive officers. Under the plan, if a covered employee (other than Mr. Boykin or Mr. Conti) is terminated ''without cause'' or resigns for ''good reason'' within a period of two years following a change of control, then we must pay that employee a lump sum payment in an amount equal to one and one-half times his base salary plus one and one-half times 50% of his maximum bonus. Mr. Conti would receive two times and Mr. Boykin would receive three times their annual base salaries plus two or three times, respectively, 50% of their maximum bonus. We must also continue to provide that employee with our standard benefits for a period of eighteen months; two years for Mr. Conti and three years for Mr. Boykin.

If no change of control has occurred and an executive's employment is terminated by us ''without cause,'' we are obligated to continue to pay base salary and benefits to such executive for (i) one year in the case of the named executive officers other than Mr. Boykin and Mr. Conti, (ii) one and one-half years in the case of Mr. Conti, and (iii) two years in the case of Mr. Boykin. Bonuses are payable for Mr. Boykin and Mr. Conti in the amount of 90% and 52.2%, respectively, of their annual base salary on the date of termination. The other named executive officers would receive a bonus equal to 22.5% of their annual base salary on the date of termination.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Robert W. Boykin	—	—	295,000/30,000	-0-/-0-
Mark L. Bishop	—	—	90,000/-0-	-0-/-0-
Richard C. Conti	—	—	70,139/100,000	-0-/-0-
Paul A. O'Neil	—	—	90,000/-0-	-0-/-0-
Andrew C. Alexander	—	—	26,833/6,667	-0-/-0-

Compensation Committee Interlocks and Insider Participation

Albert T. Adams, a member of the Compensation Committee, is a partner in Baker & Hostetler LLP, which acts as our general outside legal counsel. We expect that Baker & Hostetler LLP will continue to provide legal services in that capacity in 2000. Raymond P. Heitland, a member of the Compensation Committee, was our Chief Financial Officer until his retirement in May 1998.

Certain Relationships and Related Transactions

We own a 92.1% general partnership interest (''Units'') in Boykin Hotel Properties, L.P. (the ''Partnership''). We conduct all our business through the Partnership. Robert W. Boykin, our Chairman, President and Chief Executive Officer, owns, directly and indirectly, 577,112 Units (a 3.5% limited partnership interest) in the Partnership. John E. Boykin and William J. Boykin, Robert W. Boykin's brother and father, own 484,381 and 150,000 Units, respectively. Raymond P. Heitland, one of our directors and our Chief Financial Officer until his retirement in May 1998, and Paul A. O'Neil, our Chief Financial Officer and Treasurer, own 10,650 and 1,400 Units, respectively. The Partnership owns interests in 26 hotels that it leases, under percentage leases, to Boykin Management Company Limited Liability Company and its wholly owned subsidiaries, Westboy LLC and ChiBoy LLC (collectively, ''BMC''). Robert W. Boykin and his brother John E. Boykin indirectly own approximately 53.8% and 46.2% equity interests, respectively, in BMC. John E. Boykin is a director and the secretary of BMC, and Robert W. Boykin and Paul A. O'Neil are directors of BMC. For the fiscal year ended December 31, 1999, BMC paid to the Partnership and its subsidiaries approximately $73 million in rent. In 2000, BMC will continue to pay the Partnership and its subsidiaries rent under the percentage leases. We believe that the leases with BMC are as favorable to the Partnership and us as leases with independent third parties would be.

We paid Spectrum Design Services, a wholly owned subsidiary of BMC, $975,000 for services in 1999. Of this amount $450,000 was for design services, $283,000 was for purchasing services, $138,000 was for project management services and $104,000 was for the reimbursement of expenses incurred while performing services for our hotels in 1999. Robert W. Boykin's wife is the President of Spectrum Design Services. We expect to continue to do business with Spectrum Design Services in 2000.

Albert T. Adams, one of our directors, is a partner in Baker & Hostetler LLP, which acts as our general outside legal counsel. We expect that Baker & Hostetler LLP will continue to provide legal services in that capacity in 2000.

Performance Graph

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in our common shares with the cumulative total return of a hypothetical investment in each of the New York Stock Exchange Market Index and the Media General Financial Services, Inc. Industry Group 443 (REIT — Hotels/Motels) Index based on the respective market price of each such investment at October 30, 1996, December 31, 1996, December 31, 1997, December 31, 1998, and December 31, 1999 and assuming in each case an initial investment of $100 on October 30, 1996, and reinvestment of dividends.


$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
10/30/96
12/31/96
12/31/97
12/31/98
12/31/99
BOYKIN LODGING COMPANY
REIT - HOTEL/MOTEL
NYSE MARKET INDEX

	10/30/96	12/31/96	12/31/97	12/31/98	12/31/99
BOYKIN LODGING COMPANY	100.00	121.50	144.01	75.17	76.71
REIT - HOTEL/MOTEL	100.00	117.40	152.39	90.48	80.82
NYSE MARKET INDEX	100.00	105.25	138.46	164.76	180.41

SHAREHOLDER PROPOSALS FOR 2001 ANNUAL MEETING

Proposals of shareholders intended to be presented pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the ''Exchange Act'') at our 2001 annual meeting of shareholders must be received by us at Guildhall Building, Suite 1500, 45 W. Prospect Avenue, Cleveland, Ohio 44115, on or before December 29, 2000, for inclusion in our proxy statement and form of proxy relating to the 2001 annual meeting of shareholders. In order for a shareholder's proposal outside of Rule 14a-8 under the Exchange Act to be considered timely within the meaning of Rule 14a-4(c) of the Exchange Act, such proposal must be received by us at that address not later than February 19, 2001.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and owners of more than 10% of our common shares, to file with the Securities and Exchange Commission (the ''SEC'') and the New York Stock Exchange initial reports of ownership and reports of changes in ownership of common shares and other equity securities of the Company. Executive officers, directors and owners of more than 10% of the common shares are required by SEC regulations to furnish us with copies of all forms they file pursuant to Section 16(a).

To our knowledge, based solely on our review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 1999, all Section 16(a) filing requirements applicable to our executive officers, directors and greater-than-10% beneficial owners were complied with.

OTHER MATTERS

We have not selected our independent accountants for the current fiscal year. This selection will be made later in the year by the audit committee of the Board of Directors. Representatives of Arthur Andersen LLP, which served as our independent public accountants during 1999, are expected to be present at the annual meeting of shareholders, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

The form of proxy permits specification of a vote for the election of directors as set forth under the heading ‘‘Election of Directors,’’ the withholding of authority to vote in the election of directors, or the withholding of authority to vote for one or more specified nominees. If any other matter properly comes before the meeting, the persons named in the proxy will vote thereon in accordance with their judgment. Except as discussed below, we do not know of any other matter that will be presented for action at the annual meeting of shareholders. The Hotel Employees & Restaurant Employees Union, Local 2850, a beneficial owner of 140 of our common shares, may present two shareholder proposals at our annual meeting, one to cause us to rescind our shareholder rights plan and the other to require that we provide information relating to shareholder nominees for our Board of Directors in our proxy statements and on our proxy cards. If either proposal is raised at the annual meeting, the persons named as proxies will vote against it.

By order of the Board of Directors,

Andrew C. Alexander,
Assistant Secretary

Dated: April 5, 2000

BOYKIN LODGING COMPANY

AS OF DECEMBER 31, 1999 AND 1998

INDEX TO FINANCIAL STATEMENTS

BOYKIN LODGING COMPANY

SELECTED HISTORICAL AND PRO FORMA OPERATING AND FINANCIAL DATA

(amounts in thousands, except for per share data)

	Historical Year Ended December 31, 1999	Unaudited Pro Forma Year Ended December 31, 1998	Historical Year Ended December 31, 1998	Historical Year Ended December 31, 1997	Historical Period From November 4 to December 31, 1996
OPERATING DATA:					
Total revenues	$ 86,182	$ 83,360	$ 70,122	$ 38,266	$ 3,378
Total expenses	66,435	60,170	47,921	20,832	2,537
Income before minority interest and extraordinary item	19,747	23,190	22,201	17,434	841
Minority interest	(1,625)	(2,079)	(2,059)	(2,210)	(40)
Income before extraordinary item	18,122	21,111	20,142	15,224	801
Extraordinary item — loss on early extinguishment of debt, net of minority interest	—	(1,138)	(1,138)	(882)	(4,908)
Net income (loss) applicable to common shares	$ 18,122	$ 19,973	$ 19,004	$ 14,342	$ (4,107)
EARNINGS PER SHARE:					
Net income (loss) per common share:					
Basic	$ 1.06	$ 1.17	$ 1.25	$ 1.51	$ (.46)
Diluted	$ 1.06	$ 1.17	$ 1.25	$ 1.49	$ (.45)
Weighted average number of common shares outstanding:					
Basic	17,063	17,044	15,252	9,523	8,981
Diluted	17,127	17,044	15,252	9,595	9,036
OTHER DATA:					
Funds from operations(1)	$ 48,189	$ 48,667	$ 42,805	$ 27,381	$ 2,185
Net cash provided by operating activities(2)	$ 51,795	$ 49,319	$ 39,960	$ 29,477	$ 329
Net cash used for investing activities(3)	$(26,480)	$(11,455)	$(299,784)	$(110,554)	$ (1,824)
Net cash (used for) provided by financing activities(4)	$(26,987)	$(34,470)	$ 263,612	$ 61,570	$22,857
Dividends declared	$ 32,260	N/A	$ 30,685	$ 17,150	$ 2,700
Weighted average number of common shares and units outstanding					
Basic	18,354	18,335	16,549	10,883	10,359
Diluted	18,418	18,335	16,549	10,905	10,359

	As of December 31, 1999	1998	1997
HISTORICAL BALANCE SHEET DATA:			
Investment in hotel properties, net	$584,875	$595,132	$231,651
Total assets	606,103	615,062	238,855
Total debt	294,000	286,000	91,750
Minority interest	18,263	22,961	20,372
Shareholders' equity	273,730	286,216	114,815

(1) The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts (''NAREIT'') in October 1999 defines funds from operations (''FFO'') as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of properties and extraordinary items, plus real estate related depreciation and amortization, and after comparable adjustments for unconsolidated entities and joint ventures. We believe that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating, financing and investing activities, it provides investors with an indication of our ability to incur and service debt, make capital expenditures and fund other cash needs.

We compute FFO in accordance with standards established by NAREIT which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the NAREIT definition differently than us. FFO does not represent cash generated from operating activities determined by GAAP and should not be considered as an alternative to GAAP net income as an indication of our financial performance or to cash flow from operating activities determined by GAAP as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions. FFO may include funds that may not be available for management's discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions, and other commitments and uncertainties. The following is a reconciliation between net income and FFO (in thousands):

	Historical	Pro Forma	Historical		
	1999	1998	1998	1997	1996
Net income (loss)	$18,122	$19,973	$19,004	$14,342	$(4,107)
Real estate related depreciation and amortization	28,878	26,256	21,265	10,148	1,344
Minority interest	1,625	2,079	2,059	2,210	40
Extraordinary item	—	1,138	1,138	882	4,908
Equity in income of unconsolidated joint venture	(23)	—	—	—	—
FFO adjustment related to joint ventures	(413)	(779)	(661)	(201)	—
Funds from operations	$48,189	$48,667	$42,805	$27,381	$ 2,185

(2) For pro forma purposes, net cash provided by operating activities represents net income before depreciation of real estate assets, amortization of deferred financing costs and minority interest including adjustments for the joint venture minority interest therein. For pro forma purposes, no effect has been given to changes in working capital assets and liabilities.

(3) For pro forma purposes, net cash used for investing activities represents 4% of hotel revenues for the applicable period. For those hotels which are owned through a joint venture, only our percentage interest in such hotel revenues is considered in the calculation.

(4) For pro forma purposes, net cash used for financing activities represents estimated dividends and distributions based upon our historical annual dividend rate of $1.88 per common share in 1998 and the pro forma weighted average number of common shares and units outstanding during the applicable period.

INITIAL HOTELS

SELECTED COMBINED HISTORICAL FINANCIAL DATA

(amounts in thousands)

	Year Ended December 31, 1995	January 1, 1996 to November 3, 1996 (A)
OPERATING DATA:		
Room revenue	$50,730	$51,627
Food and beverage revenue	22,984	20,062
Other revenue	4,490	4,148
Total revenues	78,204	75,837
Departmental and other expenses	54,629	52,367
Real estate and personal property taxes, insurance and ground rent	3,579	3,228
Depreciation and amortization	6,545	6,308
Interest expense	14,169	13,430
Gain on property insurance recovery	(670)	(32)
Income (loss) before extraordinary item	(48)	536
Extraordinary item — gain (loss) on early extinguishment of debt	556	(1,315)
Net income (loss)	$ 508	$ (779)

(A) On February 8, 1996, the Lake Norman Holiday Inn and Lake Norman Hampton Inn were acquired by a Boykin Affiliate. The acquisition was accounted for as a purchase and, accordingly, the operating results of the Holiday Inn and Hampton Inn have been included in the above operating data commencing February 8, 1996.

BOYKIN MANAGEMENT COMPANY

LIMITED LIABILITY COMPANY

SELECTED HISTORICAL AND PRO FORMA OPERATING AND FINANCIAL DATA

(amounts in thousands)

	Historical Year Ended December 31,			(Unaudited) Pro Forma Year Ended December 31,	
	1999	**1998**	**1997**	**1999**	**1998**
OPERATING DATA:					
Room revenue	$160,528	$148,643	$ 72,751	$170,282	$164,103
Food and beverage revenue	75,140	71,925	30,229	76,370	74,419
Other hotel revenue	16,753	15,085	7,568	17,283	15,978
Total hotel revenues	252,421	235,653	110,548	263,935	254,500
Other revenue	2,670	2,407	2,477	2,670	2,407
Total revenues	255,091	238,060	113,025	266,605	256,907
Operating expenses	178,602	170,162	75,891	184,906	180,267
Cost of goods sold of non-hotel operations	517	427	619	517	427
Percentage lease expense	73,289	67,424	34,834	77,665	74,189
Total expenses	252,408	238,013	111,344	263,088	254,883
Net income	$ 2,683	$ 47	$ 1,681	$ 3,517	$ 2,024

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BOYKIN'S FORMATION AND SIGNIFICANT EVENTS

We completed our initial public offering (''IPO'') in November 1996 and, through Boykin Hotel Properties, L.P., an Ohio limited partnership (the ''Partnership''), we acquired nine hotel properties. Boykin Lodging Company currently has a 92.1% ownership interest in, is the sole general partner of and does all its business through the Partnership. We acquired another eight hotel properties in 1997 using remaining proceeds from the IPO and borrowings under our credit facility.

In February 1998, we completed a follow-on public equity offering of 4.5 million common shares, netting proceeds of approximately $106.3 million. We used the proceeds to pay down existing indebtedness under the credit facility, purchase limited partnership units from two unaffiliated limited partners, fund the acquisitions of two hotels purchased in March 1998 and for general corporate purposes.

We completed our merger with Red Lion Inns Limited Partnership in May 1998, in which we acquired Red Lion Inns Operating, L.P. (''OLP'') which owns a portfolio of ten DoubleTree-licensed hotels. In the transaction, we issued 3.1 million common shares and paid approximately $35.3 million in cash to the Red Lion limited partners and general partner. The total consideration value, including assumed liabilities of approximately $155.7 million and common shares issued valued at $80.3 million, was $271.3 million.

In February 1999, we formed a joint venture with AEW Partners III, L.P. (''AEW''), an investment partnership managed by AEW Capital Management, L.P., a Boston-based real estate investment firm that manages a portfolio of approximately $6 billion. This joint venture provides us with the ability to continue our acquisition and growth strategies with private capital at a time when public capital sources are limited, and we expect to see attractive buying opportunities. AEW will provide $50 million of equity capital for the joint venture, and Boykin will provide approximately $17 million and serve as the operating partner of the joint venture.

The Boykin/AEW venture partnered with a private investor in August 1999, forming Boykin Chicago, LLC (''Boykin Chicago''), in which Boykin/AEW has a 75% interest. Boykin's initial investment in this joint venture was approximately $4.3 million. Boykin Chicago purchased the 421-room Executive Plaza Hotel located in Chicago, Illinois for cash consideration of $48 million or approximately $114,000 per room. Thirty million dollars of the purchase price was funded through non-recourse debt secured by the hotel. We have an 18.75% effective ownership in Boykin Chicago through our joint venture in AEW. Our share of the results of Boykin Chicago have been reflected in the accompanying financial statements under the equity method of accounting.

At the end of 1999, we owned interests in 32 hotels containing a total of 9,110 guest rooms located in 17 different states.

Our principal source of revenue is lease payments from lessees pursuant to percentage lease agreements. Percentage lease revenue is based upon the room, food and beverage and other revenues of our hotels. The lessees' ability to make payments to us pursuant to the percentage leases is dependent primarily upon the operations of the hotels.

RESULTS OF OPERATIONS

The following discusses our actual results of operations for 1999 compared to 1998 and 1998 compared to 1997. It also discusses our pro forma results of operations for the year ended December 31, 1998 compared to actual 1999 results. There are no pro forma adjustments to our actual results for 1999, however, the 1998 pro forma information is presented as if the following items had been consummated as of January 1, 1998:

- our sale of 4.5 million common shares in February 1998;
- our issuance of 3.1 million common shares in May 1998 related to the Red Lion merger;
- our acquisitions in 1998; and
- our repurchase of 114,500 common shares in 1998.

Because the rent we collect from BMC and its subsidiaries constitutes a significant portion of our lease revenues, we believe that a discussion of the historical and pro forma operations of BMC is also important to understand our business. The pro forma information of BMC is presented as if our March 1998 acquisitions of two hotels leased by BMC and our August 1999 acquisition of the Executive Plaza Hotel leased by ChiBoy, a wholly-owned subsidiary of BMC, were consummated as of January 1, 1998.

Boykin Lodging Company

Actual Results of Operations Year Ended December 31, 1999 Compared to Year Ended 1998

Our percentage lease revenue increased to $85.3 million in 1999 from $69.7 million in 1998, primarily because of recording a full year's results of operations in 1999 for the 14 hotels we acquired in 1998, as well as increased percentage lease revenues in 1999 from hotels that underwent significant renovations in 1998. Percentage lease revenue payable by BMC represented $70.9 million, or 83.1% of total percentage lease revenue in 1999, compared to 81.3% in 1998. The increase in the amount of 1999 percentage lease revenues from BMC is attributable to a full year of lease payments in 1999 for the ten DoubleTree hotels acquired in May 1998, which are leased to a subsidiary of BMC. Acquisition and asset management fees related to our acquisition of the Executive Plaza Hotel through our new venture with AEW caused interest and other income to increase to $.9 million in 1999 from $.4 million in 1998.

Income before minority interests and extraordinary item decreased from $22.2 million in 1998 to $19.7 million in 1999. As a percent of total revenues, income before minority interests and extraordinary item decreased to 22.9% in 1999 from 31.7% in 1998, primarily resulting from:

- an increase in interest expense to $20.6 million in 1999, or 23.9% of total revenues, compared to $13.9 million, or 19.8%, in 1998, due to an increase in the average outstanding debt balances in 1999. New debt associated with our 1998 acquisitions and the Red Lion merger increased our interest expense in 1999 as these borrowings, outstanding for a full year, contained interest charges for a full year.
- an increase in real estate related depreciation and amortization, as a percent of total revenue, to 33.5% in 1999 from 30.3% in 1998 because hotel acquisitions in 1998 increased the size of our hotel portfolio and were reflected in the full year's results in 1999.
- general and administrative expenses increased, as a percentage of total revenue, to 6.6% in 1999 from 5.3% in 1998, primarily because of the incremental costs associated with hiring management personnel to support the increased reporting and support requirements of a larger portfolio of hotels.

Net income was $18.1 million in 1999 compared to $19.0 million in 1998. Minority interest applicable to the operating partnership and joint venture partnerships included in income before extraordinary item was $1.6 million in 1999, or 1.9% of total revenues, compared to $2.1 million, or 2.9% in 1998. The extraordinary charge (net of minority interest of $.1 million in 1998) of $1.1 million in 1998 represented the write-off of deferred financing costs associated with our former $150 million secured credit facility which was replaced with a new, increased unsecured facility.

Our FFO in 1999 was $48.2 million compared to $42.8 million in 1998. For a definition of FFO, reconciliation of net income to FFO and discussion why we believe FFO is an important measure to investors of a REIT's financial performance, please see page F-3.

Actual Year Ended 1999 Results of Operations Compared to Pro Forma Results of Operations Year Ended 1998

Our 1999 revenue increased 3.4% to $86.2 million from 1998 pro forma revenue of $83.4 million. This increase is primarily because of increased percentage lease revenues in 1999 from hotels that underwent significant renovations in 1998. Acquisition and asset management fees related to our acquisition of the Executive Plaza Hotel through our new venture with AEW also caused total revenues to increase in 1999.

Our 1999 expenses before minority interest, consisting principally of depreciation and amortization, property taxes, insurance, ground rent, general administrative expenses and interest expense increased $6.2 million, or 10.4%, to $66.4 million compared to 1998 pro forma expenses of $60.2 million. The principal factors for

these increases are attributable to higher interest expense, general and administrative expenses, depreciation and amortization, and taxes, insurance and ground rent expense.

General and administrative expenses increased $2.0 million in 1999 compared to pro forma 1998, or 52.3%, primarily because of incremental costs associated with hiring management personnel to support the increased reporting and support requirements of a larger portfolio of hotels. Real estate and personal property taxes, insurance and ground rent expense increased 6.5% to $10.4 million in 1999 from $9.8 million in pro forma 1998, primarily because of higher assessed property taxes in 1999. Interest expense in 1999, of $20.6 million, increased $.9 million, or 4.6%, from $19.7 million for the pro forma year ended 1998 because of higher average borrowing levels in 1999 compared to 1998 associated with funding planned capital expenditures. FFO for the year ended December 31, 1999 decreased to $48.2 million compared to pro forma FFO of $48.7 million in 1998.

During 1999, the ADR at our hotels (including the Executive Plaza Hotel acquired in 1999 but not consolidated in Boykin's results of operations) increased to $91.88 compared to $91.47 in 1998. The weighted average occupancy increased to 68.5% from 65.9% in 1998. This resulted in a 4.4% increase in REVPAR to $62.92 in 1999, compared to $60.25 in 1998, which compared favorably to the 1999 industry average REVPAR increase of 3.2%. The following table sets forth the pro forma operating data of the hotels owned by us as of December 31, 1999, without regard to when we acquired the hotels.

	ADR		Occupancy		REVPAR	
	1999	1998	1999	1998	1999	1998
All Hotels (32 Properties)	$91.88	$91.47	68.5%	65.9%	$62.92	$60.25
Initial Hotels (9 Properties)	$98.27	$95.62	72.4%	71.7%	$71.19	$68.58
Acquired Hotels (13 Properties)	$94.21	$93.13	63.8%	59.3%	$60.14	$55.20
DoubleTree Portfolio (10 properties)	$84.26	$86.39	70.9%	69.1%	$59.70	$59.66

No assurance can be given that the trends reflected in this data applicable to the hotels will continue or that ADR, occupancy, and REVPAR will not decrease as a result of changes in national or local economic or hospitality industry conditions.

Actual Results of Operations Year Ended December 31, 1998 Compared to Year Ended 1997

Our percentage lease revenue increased to $69.7 million in 1998 from $37.9 million in 1997, primarily because the number of hotels we owned increased from 17 to 31 during the year. Percentage lease revenue payable by BMC represented $56.7 million, or 81.3% of total percentage lease revenue in 1998, compared to 91.9% in 1997. The amount of percentage lease revenues from BMC, as a percentage of total lease revenues, decreased in 1998 because of the addition of third party lessees in 1998.

Income before minority interests and extraordinary item increased to $22.2 million in 1998 compared to $17.4 million in 1997. As a percent of total revenues, income before minority interests and extraordinary item decreased to 31.7% in 1998 from 45.6% in 1997, primarily resulting from:

- an increase in interest expense to $13.9 million in 1998, or 19.8% of total revenues, in 1998, compared to $2.65 million, or 6.9%, in 1997, due to an increase in the average outstanding debt balances associated with the purchase of additional hotels. Interest expense in 1997 was unusually low due to minimal borrowings under our credit facility as the remaining funds from our IPO were used to fund the majority of acquisitions in the first half of 1997. New debt associated with our 1998 acquisitions and the Red Lion merger increased our interest expense in 1998.
- an increase in real estate related depreciation and amortization, as a percent of total revenue, from 26.5% in 1997 to 30.3% in 1998 because of an increase in the size of our hotel portfolio.

General and administrative expenses decreased, as a percentage of total revenue, from 6.3% in 1997 to 5.3% in 1998, and personal property taxes, insurance, and ground rent, as a percentage of revenues also decreased from 13.5% in 1997 to 12.0% in 1998.

Net income was $19.0 million in 1998 compared to $14.3 million in 1997. Minority interest applicable to the operating partnership and joint venture partnerships included in income before extraordinary item was $2.1 million in 1998, or 2.9% of total revenues, compared to $2.2 million, or 5.8% in 1997. Extraordinary charges (net of minority interest of $.2 million and $.1 million in 1997 and 1998, respectively) increased from $.9 million in 1997 to $1.1 million in 1998. The extraordinary charge in 1998 represented the write-off of deferred financing costs associated with our former $150 million secured credit facility which was replaced with a new $250 million unsecured facility. The extraordinary charge in 1997 represented the write-off of deferred financing costs incurred in connection with increasing our available credit facility in October 1997 and the retirement of mortgage indebtedness of one of the joint ventures.

Our FFO in 1998 was $42.8 million compared to $27.4 million in 1997. For a definition of FFO, reconciliation of net income to FFO and discussion of why we believe FFO is an important measure to investors of a REIT's financial performance, please see page F-3.

BMC

Actual Results of Operations Year Ended December 31, 1999 Compared to Year Ended 1998

For the year ended December 31, 1999, BMC had hotel revenues of $252.4 million compared to $235.7 million in 1998. The increase was due to the commencement of the Executive Plaza Hotel lease in August 1999, a full year of results in 1999 for two hotel leases that commenced in March 1998, and an increase in 1999 revenues at hotels that underwent significant renovations in 1998.

Percentage lease expense during 1999 was $73.3 million, or 29.0% of hotel revenues, compared to $67.4 million, or 28.6% of hotel revenues, in 1998. Departmental and other hotel operating expenses, consisting primarily of rooms expenses, food and beverage costs, franchise fees, utilities, repairs and maintenance, and other general and administrative expenses of the hotels, were $178.6 million in 1999 compared to $170.2 million in 1998. As a percent of hotel revenues, the departmental and other hotel operating expenses decreased to 70.7% in 1999 from 72.2% in 1998, because of increases in hotel revenues at a higher rate relative to increased expenses incurred.

Actual Results of Operations Year Ended December 31, 1998 Compared to Year Ended 1997

For the year ended December 31, 1998 BMC had hotel revenues of $235.7 million compared to $110.5 million in 1997. The increase was due to the increase in the number of hotels leased, from 13 at December 31, 1997 to 25 at December 31, 1998. BMC recorded net income of $47,000 in 1998 compared to $1.7 million in 1997.

Percentage lease expense during 1998 was $67.4 million, or 28.6% of hotel revenues, compared to $34.8 million, or 31.5% of hotel revenues, in 1997. Departmental and other hotel operating expenses, consisting primarily of rooms expenses, food and beverage costs, franchise fees, utilities, repairs and maintenance, and other general and administrative expenses of the hotels were $170.2 million in 1998 compared to $75.9 million in 1997. As a percent of hotel revenues, the departmental and other hotel operating expenses increased from 68.6% in 1997 to 72.2% in 1998, because of the additional hotels and management fees paid for the DoubleTree hotels.

Pro Forma Results of Operations Year Ended 1999 Compared to 1998

For the year ended December 31, 1999, BMC's pro forma hotel revenues would have been $263.9 million, an increase of $9.4 million, or 3.7%, over pro forma hotel revenues for the year ended December 31, 1998 of $254.5 million. The increase in revenues for 1999 compared to 1998 is primarily the result of increases in occupancy and average daily rates experienced at many of the BMC hotels, primarily those which were disrupted in 1998 while undergoing significant renovations.

Pro forma percentage lease expense would have increased 4.7%, to $77.7 million in 1999, from $74.2 million in 1998 because of increased hotel revenues. Pro forma departmental expenses and other hotel operating expenses of BMC would have been $184.9 million in 1999 compared to $180.3 million in 1998, an

increase of 2.6%. As a percentage of hotel revenues, these expenses would have decreased slightly from 70.8% in 1998 to 70.1% in 1999.

Pro forma net income of BMC would have been $3.5 million in 1999 compared to net income of $2.0 million in 1998.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of cash to meet our cash requirements, including distributions to shareholders, is our share of the Partnership's cash flow from the percentage leases. The lessees' obligations under the percentage leases are unsecured and the lessees' ability to make rent payments to the Partnership under the percentage leases are dependent on the lessees' ability to generate sufficient cash flow from the operation of the hotels.

As of December 31, 1999, we had $4.0 million of unrestricted cash and cash equivalents, $3.6 million of restricted cash for the payment of capital expenditures, real estate taxes and insurance and we had outstanding borrowings totaling $119.0 million and $175.0 million against our credit facility and term notes payable, respectively. In March 2000, the borrowings under our credit facility increased to $124.0 million to fund capital expenditures for significant renovations at several of our hotels, including five DoubleTree hotels.

We have a $175 million credit facility available, as limited under terms of the credit agreement, to fund acquisitions of additional hotels, renovations and capital expenditures, and for our working capital needs. For information relating to the terms of our credit facility and our $130 million and $45 million term notes payable, please see Notes 5 and 6, respectively, of the Notes to Consolidated Financial Statements of Boykin Lodging Company included in this Proxy Statement. We may seek to negotiate additional credit facilities or issue debt instruments. Any debt incurred or issued by us may be secured or unsecured, long-term, medium-term or short-term, bear interest at a fixed or variable rate, and be subject to such other terms as the Board of Directors considers prudent.

Our joint venture with AEW should also allow us to take advantage of acquisition opportunities in the lodging industry with private capital at a time when public equity financing is limited. The venture with AEW also allows us to receive fees and incentive returns based on the performance of assets we have acquired to date and may acquire in the future.

We have an active shelf registration statement with the Securities and Exchange Commission for the issuance of up to $187.5 million in securities. Securities issued under this registration statement may be preferred shares, depository shares, common shares or any combination thereof, and may be issued at different times, depending on market conditions. Warrants to purchase these securities may also be issued. The terms of issuance of any securities covered by this registration statement would be determined at the time of their offering.

In 1998, our Board of Directors approved a program to repurchase up to one million of our common shares on the open market at favorable prices. In 1998, we repurchased 114,500 common shares under this program at an average price of $15.98 totaling $1.8 million.

In 1999, we implemented a Dividend Reinvestment and Optional Share Purchase Plan. The plan provides our shareholders with a convenient opportunity to automatically reinvest dividends and to make voluntary cash investments in our common shares at a discount to market prices and without paying brokerage commissions.

Our percentage lease revenues and cash flow are dependent in large part upon the hotel revenues recognized by our lessees. There can be no assurance that those revenues will meet expected levels. The availability of borrowings under the credit facility is restrained by borrowing base and loan-to-value limits, as well as other financial performance covenants contained in the agreement. There can be no assurance that funds will be available in anticipated amounts from the credit facility. Additionally, no assurance can be given that we will make distributions in the future at the current rate, or at all.

INFLATION

Our revenues are from percentage leases, which can change based on changes in the revenues of our hotels. Therefore, we rely entirely on the performance of the hotels and the lessees' ability to increase revenues to keep

pace with inflation. Operators of hotels in general, and our lessees, can change room rates quickly, but competitive pressures may limit the lessees' ability to raise rates to keep pace with inflation.

Our general and administrative costs as well as real estate and personal property taxes, property and casualty insurance and ground rent are subject to inflation.

SEASONALITY

Our hotels' operations historically have been seasonal. Twenty-seven of our hotels maintain higher occupancy rates during the second and third quarters. The five hotels located in Florida experience their highest occupancy in the first quarter. This seasonality pattern can be expected to cause fluctuations in our quarterly lease revenue under the percentage leases. To the extent that cash flow from operations is insufficient during any quarter because of temporary or seasonal fluctuations in percentage lease revenue, we expect to utilize cash on hand or borrowings to make those distributions. No assurance can be given that we will make distributions in the future at the current rate, or at all.

INTEREST RATE RISK

Our primary market risk exposure consists of changes in interest rates on borrowings under our debt instruments that bear interest at variable rates that fluctuate with market interest rates. These debt instruments include our unsecured credit facility, our $45 million secured term loan and our 18.8% share of Boykin Chicago's $30 million term note payable.

We have entered into both variable and fixed rate debt arrangements to allow us to optimize the balance of using variable rate debt versus fixed rate debt. Our variable rate debt allows us to maximize financial flexibility when selling properties and minimize potential prepayment penalties on fixed rate loans. Our $130 million, 6.9% fixed rate term note allows us to minimize our interest rate risk exposure. Approximately 56% and 55% of our outstanding debt was subject to variable rates at December 31, 1999 and 1998, respectively. The average interest rate of our variable rate debt decreased from 7.3% in 1998 to 7.0% in 1999.

We review interest rate exposure quarterly in an effort to minimize the risk of interest rate fluctuations. It is our policy to manage our exposure to fluctuations in market interest rates on our borrowings, through the use of fixed rate debt instruments, to the extent that reasonably favorable rates are obtainable with such arrangements, and after considering the need for financial flexiblity related to our debt arrangements. We may enter into forward interest rate, or similar agreements, to hedge our variable rate debt instruments where we believe the risk of adverse changes in market rates is significant. Under a forward interest rate agreement, if the referenced interest rate increases, we would be entitled to a receipt in settlement of the agreement that economically would offset the higher financing cost of the debt issued. If the referenced interest rate decreases, we would make payments in settlement of the agreement, creating an expense that economically would offset the reduced financing cost of the debt issued. At December 31, 1999 and 1998, we were not a party to any forward interest rate or similar agreements other than an interest rate cap contract that exists under a loan agreement with Boykin Chicago. We do not have any other material market-sensitive financial instruments.

We do not believe that changes in market interest rates will have a material impact on the performance or fair value of our hotel portfolio as the value of our hotel portfolio is based primarily on the operating cash flow of the hotels, before interest expense charges. However, a change of 1/4% in the index rate to which our variable rate debt is tied would change our annual interest incurred by $.4 million, based upon the balances outstanding on our variable rate instruments at December 31, 1999.

We estimate that the current market rate that we could obtain for a debt instrument of similar terms and maturity as our $130 million, 6.9% fixed rate term note, would be approximately 8.25%.

See Notes 2, 5, and 6 to the consolidated financial statements for discussion of fair values of financial instruments and the terms of the unsecured credit facility and the term notes payable.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of
Boykin Lodging Company:

We have audited the accompanying consolidated balance sheets of Boykin Lodging Company (an Ohio corporation) and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boykin Lodging Company and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Cleveland, Ohio,
February 10, 2000.

BOYKIN LODGING COMPANY

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 1999 AND 1998

(dollar amounts in thousands)

	1999	1998
ASSETS		
Investment in hotel properties, net	$584,875	$595,132
Cash and cash equivalents	3,971	5,643
Rent receivable from lessees:		
Related party lessees	4,280	4,748
Third party lessees	430	547
Deferred expenses, net	3,660	3,159
Restricted cash	3,572	4,330
Investment in unconsolidated joint venture	4,369	—
Other assets	946	1,503
	$606,103	$615,062
LIABILITIES AND SHAREHOLDERS' EQUITY		
Borrowings against credit facility	$119,000	$156,000
Term notes payable	175,000	130,000
Accounts payable and accrued expenses	8,799	6,521
Dividends/distributions payable	8,700	8,618
Due to lessees:		
Related party lessees	796	2,971
Third party lessees	1,815	1,775
Minority interest in joint ventures	7,755	11,251
Minority interest in operating partnership	10,508	11,710
Shareholders' equity:		
Preferred shares, without par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, without par value; 40,000,000 shares authorized; 17,106,242 and 17,044,361 shares outstanding at December 31, 1999 and 1998, respectively	—	—
Additional paid-in capital	310,396	307,512
Retained deficit	(35,434)	(21,296)
Unearned compensation — restricted shares	(1,232)	—
Total shareholders' equity	273,730	286,216
	$606,103	$615,062

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

BOYKIN LODGING COMPANY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

(amounts in thousands, except for per share data)

	1999	1998	1997
Revenues:			
Lease revenue from related party	$70,884	$56,708	$34,834
Other lease revenue	14,418	13,039	3,050
Interest and other income	857	375	382
	86,182	70,122	38,266
Expenses:			
Real estate related depreciation and amortization	28,878	21,265	10,148
Real estate and personal property taxes, insurance and ground rent	10,444	8,413	5,173
General and administrative	5,705	3,745	2,404
Interest expense	20,610	13,905	2,653
Amortization of deferred financing costs	798	593	454
	66,435	47,921	20,832
Income before minority interests and extraordinary item	19,747	22,201	17,434
Minority interest in joint ventures	(399)	(461)	(144)
Minority interest in operating partnership	(1,226)	(1,598)	(2,066)
Income before extraordinary item	18,122	20,142	15,224
Extraordinary item—loss on early extinguishment of debt, net of minority interest of $110 and $172 in 1998 and 1997, respectively	—	(1,138)	(882)
Net income applicable to common shares	$18,122	$19,004	$14,342
Earnings per share:			
Basic	$ 1.06	$ 1.25	$ 1.51
Diluted	$ 1.06	$ 1.25	$ 1.49
Weighted average number of common shares outstanding:			
Basic	17,063	15,252	9,523
Diluted	17,127	15,252	9,595

The accompanying notes to consolidated financial statements are an integral part of these statements.

BOYKIN LODGING COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

(dollar amounts in thousands)

	Common Shares	Additional Paid-In Capital	Retained Deficit	Unearned Compensation	Total
Balance at December 31, 1996	9,516,251	$123,828	$ (6,807)	$ —	$117,021
Issuance of common shares, net of offering expenses of $14	26,000	602	—	—	602
Dividends declared—$1.80 per common share	—	—	(17,150)	—	(17,150)
Net income	—	—	14,342	—	14,342
Balance at December 31, 1997	9,542,251	124,430	(9,615)	—	114,815
Issuance of common shares, net of offering expenses of $8,058	7,616,610	184,912	—	—	184,912
Common share purchases for Treasury	(114,500)	(1,830)	—	—	(1,830)
Dividends declared—$1.88 per common share	—	—	(30,685)	—	(30,685)
Net income	—	—	19,004	—	19,004
Balance at December 31, 1998	17,044,361	307,512	(21,296)	—	286,216
Issuance of common shares, net of offering expenses of $35	61,881	2,384	—	(1,584)	800
Issuance of share warrant	—	500	—	—	500
Dividends declared—$1.88 per common share	—	—	(32,260)	—	(32,260)
Amortization of unearned Compensation	—	—	—	352	352
Net income	—	—	18,122	—	18,122
Balance at December 31, 1999	17,106,242	$310,396	$(35,434)	$(1,232)	$273,730

The accompanying notes to consolidated financial statements are an integral part of these statements.

BOYKIN LODGING COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

(amounts in thousands)

	1999	1998	1997
Cash flows from operating activities:			
Net income	$18,122	$ 19,004	$ 14,342
Adjustments to reconcile net income to net cash flow provided by operating activities—			
Extraordinary item-noncash loss on early extinguishment of debt	—	1,138	882
Depreciation and amortization	29,676	21,858	10,602
Amortization of unearned compensation	352	—	—
Equity in earnings of unconsolidated joint venture	(23)	—	—
Minority interests	1,625	2,059	2,210
Changes in assets and liabilities—			
Rent receivable	585	(2,589)	(951)
Other assets	557	370	(1,200)
Accounts payable and accrued expenses	2,278	837	1,936
Restricted cash	758	(4,330)	—
Due to lessees	(2,135)	1,613	1,656
Net cash flow provided by operating activities	51,795	39,960	29,477
Cash flows from investing activities:			
Acquisitions of hotel properties, net of joint venture partner contribution	—	(76,288)	(97,043)
Acquisition of Red Lion Inns Operating L.P., net of common shares issued of $80,333 and cash acquired of $11	—	(191,044)	—
Investment in unconsolidated joint venture	(4,346)	—	—
Improvements and additions to hotel properties, net	(22,134)	(32,492)	(13,511)
Net cash flow used for investing activities	(26,480)	(299,784)	(110,554)
Cash flows from financing activities:			
Payments of dividends and distributions	(34,606)	(29,388)	(17,781)
Borrowings against credit facility	8,000	161,000	91,750
Repayment of borrowings against credit facility	(45,000)	(96,750)	—
Term note borrowings	45,000	130,000	—
Retirement of mortgage debt assumed	—	—	(10,338)
Payment of deferred financing costs	(1,360)	(2,975)	(1,589)
Net proceeds from issuance of common shares	800	104,579	602
Proceeds from issuance of share warrant	500	—	—
Distributions to joint venture minority interest partners, net	(323)	(57)	—
Cash payments for redemption of certain limited partnership interests	—	(967)	(1,074)
Cash payment for common share purchases	—	(1,830)	—
Net cash flow (used for) provided by financing activities	(26,987)	263,612	61,570
Net change in cash and cash equivalents	$(1,672)	$ 3,788	$ (19,507)
Cash and cash equivalents, beginning of period	5,643	1,855	21,362
Cash and cash equivalents, end of period	$ 3,971	$ 5,643	$ 1,855

The accompanying notes to consolidated financial statements are an integral part of these statements.

(dollar amounts in thousands except per share data)

1. BACKGROUND:

Boykin Lodging Company (''Boykin'') is a real estate investment trust that owns hotels throughout the United States and leases its properties to established hotel operators. Boykin's principal source of revenue is lease payments from lessees pursuant to percentage lease agreements. Percentage lease revenue is based upon the room, food and beverage and other revenues of Boykin's hotels. The lessees' ability to make payments to Boykin pursuant to the percentage leases is dependent primarily upon the operations of the hotels.

Formation and Significant Events

In November 1996, Boykin completed its initial public offering (''IPO'') and through Boykin Hotel Properties, L.P., an Ohio limited partnership (the ''Partnership''), acquired nine hotel properties and leased them to Boykin Management Company Limited Liability Company (''BMC''). BMC is owned by Robert W. Boykin, Chairman, President and Chief Executive Officer of Boykin Lodging Company (53.8%) and his brother, John E. Boykin (46.2%). Boykin Lodging Company currently has a 92.1% ownership interest in, is the sole general partner of and does all its business through the Partnership. The Partnership acquired eight additional hotel properties in 1997 using remaining proceeds from the IPO and borrowings under Boykin's credit facility.

In February 1998, Boykin completed a follow-on public equity offering of 4.5 million common shares. The net proceeds of approximately $106.3 million were contributed to the Partnership and used to pay down existing indebtedness under the credit facility, purchase limited partnership units from two unaffiliated limited partners, fund the acquisitions of two hotels purchased in March 1998 and for general corporate purposes.

In May 1998, Boykin completed its merger with Red Lion Inns Limited Partnership, in which Boykin acquired Red Lion Inns Operating L.P. (''OLP'') which owns a portfolio of ten DoubleTree-licensed hotels. In the transaction, Boykin issued 3.1 million common shares and paid approximately $35.3 million in cash to the Red Lion limited partners and general partner. The total consideration value, including assumed liabilities of approximately $155.7 million and common shares issued valued at $80.3 million, was $271.3 million.

In February 1999, Boykin formed a joint venture with AEW Partners III, L.P. (AEW), an investment partnership managed by AEW Capital Management, L.P., a Boston-based real estate investment firm. Boykin formed the joint venture with AEW to take advantage of acquisition opportunities in the lodging industry. Refer to Note 9 for further discussion related to the Boykin/AEW venture.

At the end of 1999, Boykin owned interests in 32 hotels containing a total of 9,110 guest rooms located in 17 different states.

Consolidated Joint Ventures

Boykin currently has strategic alliances with three hotel operators and owns four hotels with them through joint venture structures. The following table sets forth the joint ventures established with these hotel operators:

Name of Joint Venture	Lessee/JV Partner	Boykin Ownership Percentage	Lessee/JV Ownership Percentage	Hotel Owned Under Joint Venture	Date of Hotel Purchase
BoyStar Ventures, L.P.	MeriStar	91%	9%	Holiday Inn Minneapolis West	July 1997
Shawan Road Hotel L.P.	Davidson	91%	9%	Marriott's Hunt Valley Inn	July 1997
Boykin San Diego LLC	Outrigger	91%	9%	Hampton Inn San Diego Airport/Sea World	November 1997
Boykin Kansas City LLC	MeriStar	80%	20%	DoubleTree Kansas City	November 1997

(dollar amounts in thousands except per share data)

1. BACKGROUND: (Continued)

Basis of Presentation

The separate financial statements of Boykin, OLP, the Partnership, and the consolidated joint ventures discussed above are consolidated because Boykin exercises unilateral control over these entities. All significant intercompany transactions and balances have been eliminated.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Investment in Hotel Properties

Hotel properties are stated at cost and are depreciated using the straight-line method over estimated useful lives ranging from 20 to 40 years for buildings and improvements and 3 to 20 years for furniture and equipment

Boykin reviews the hotel properties for impairment when events or changes in circumstances indicate the carrying amounts of the hotel properties may not be recoverable. When such conditions exist, management estimates the future cash flows from operations and disposition of the hotel properties. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value would be recorded and an impairment loss would be recognized. Boykin does not believe that there are any factors or circumstances indicating impairment of any of its investment in hotel properties.

Investment in hotel properties as of December 31, 1999 and 1998 consists of the following:

	1999	1998
Land	$ 55,532	$ 55,538
Buildings and improvements	522,916	512,165
Furniture and equipment	65,710	57,369
Construction in progress	2,274	2,772
	646,432	627,844
Less—Accumulated depreciation	(61,557)	(32,712)
	$584,875	$595,132

The thirty-two hotel properties owned by Boykin at December 31, 1999 are located in Florida (5), North Carolina (4), Ohio (3), California (3), Oregon (3), Washington (3), New York, New Jersey, Missouri, Maryland, Illinois, Indiana, Colorado, Minnesota, Idaho, Nebraska, and Tennessee and are subject to percentage leases as described in Note 11.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand and in banks plus short-term investments with an original maturity of three months or less.

(dollar amounts in thousands except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Deferred Expenses

Included in deferred expenses at December 31, 1999 and 1998 are the following:

	1999	1998
Financing costs	$4,335	$2,975
Franchise fees	652	652
	4,987	3,627
Accumulated amortization	(1,327)	(468)
	$3,660	$3,159

Deferred financing costs are being amortized over the terms of the related debt agreements. Accumulated amortization at December 31, 1999 and 1998 was $1,161 and $363, respectively.

Deferred franchise fees are being amortized on a straight-line basis over the terms of related franchise agreements. Accumulated amortization at December 31, 1999 and 1998 was $166 and $105, respectively.

Restricted Cash

Restricted cash consists of cash held in escrow reserves under the terms of the term note payable discussed in Note 6. These reserves relate to the payment of capital expenditures, insurance, and real estate taxes.

Dividends/Distributions

Boykin pays dividends which are dependent upon the receipt of distributions from the Partnership.

Revenue Recognition

Boykin recognizes lease revenue for interim and annual reporting purposes on an accrual basis pursuant to the terms of the respective percentage leases.

In December 1999, the Securities and Exchange Commission issued a Staff Accounting Bulletin (''SAB'') No. 101 ''Revenue Recognition in Financial Statements'', which will change the interim reporting of revenues related to Boykin's leases. Boykin intends to adopt the provisions of SAB No. 101 when required.

Minority Interests

Minority interest in the Partnership represents the limited partners' actual proportionate share of the equity in the Partnership. Income is allocated to minority interest based on the weighted average limited partnership percentage ownership throughout the period.

Minority interest in joint ventures represents the joint venture partners' actual proportionate share of the equity in the joint ventures. Income is allocated to minority interest based on the joint venture partners' percentage ownership throughout the period, subject to minimum returns to the Partnership, as defined in the joint venture agreements.

Income Taxes

Boykin qualifies as a REIT under Sections 856-860 of the Internal Revenue Code. Accordingly, no provision for income taxes has been reflected in the accompanying consolidated financial statements.

(dollar amounts in thousands except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Boykin's earnings and profits, as defined by federal income tax law, will determine the taxability of distributions to shareholders. Earnings and profits will differ from income reported for financial reporting purposes primarily due to the differences in the estimated useful lives and methods used to compute depreciation. For federal income tax purposes, dividends to shareholders applicable to 1999, 1998 and 1997 operating results represented the following allocations of ordinary taxable income and return of capital:

Year	Ordinary Income	Return of Capital	Total
1999	77.9%	22.1%	100%
1998	100.0%	0.0%	100%
1997	100.0%	0.0%	100%

Earnings Per Share

Boykin follows Statement of Financial Accounting Standards (SFAS) No. 128, ''Earnings per Share.''

Boykin's basic and diluted earnings per share for the years ended 1999, 1998 and 1997 are as follows:

	1999	1998	1997
Basic:			
Income before extraordinary item	$1.06	$1.32	$1.60
Extraordinary item	—	(.07)	(.09)
Net income	$1.06	$1.25	$1.51
Diluted:			
Income before extraordinary item	$1.06	$1.32	$1.59
Extraordinary item	—	(.07)	(.10)
Net income	$1.06	$1.25	$1.49

Basic earnings per share is based on the weighted average number of common shares outstanding during the period whereas diluted earnings per share adjusts the weighted average shares outstanding for the effect of all dilutive securities. The weighted average number of shares used in determining basic earnings per share was 17,063,000, 15,252,000, and 9,523,000 for the years ended December 31, 1999, 1998 and 1997. For 1999 and 1997, diluted per share amounts reflect incremental common shares outstanding of 64,000 and 72,000 related to unexercised share options and unvested restricted share grants as of December 31, 1999 and 1997, respectively. There were no dilutive share options or unvested restricted share grants outstanding at December 31, 1998. There are no adjustments to the reported amounts of income in computing diluted per share amounts.

Partnership Units

At December 31, 1999 and 1998, a total of 1,291,000 limited partnership units (Note 8) were issued and outstanding. The weighted average number of limited partnership units outstanding for the periods ended December 31, 1999, 1998 and 1997 were 1,291,000, 1,297,000, and 1,360,000, respectively. The weighted average number of diluted common shares and limited partnership units for the periods ended December 31, 1999, 1998 and 1997 were 18,418,000, 16,549,000 and 10,883,000, respectively.

(dollar amounts in thousands except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Fair Value of Financial Instruments

Fair value is determined by using available market information and appropriate valuation methodologies. Boykin's principal financial instruments are cash, cash equivalents, restricted cash, accounts receivable, borrowings against the credit facility, and the term notes payable. Cash, cash equivalents, restricted cash and rent receivable due to their short maturities, are carried at amounts which reasonably approximate fair value. As borrowings against the credit facility (Note 5) bear interest at variable market rates, carrying value approximates market value at December 31, 1999 and 1998. In addition, as Boykin's $45,000 term note payable (Note 6) bears interest at variable market rates, carrying value approximates market value at December 31, 1999.

At December 31, 1999, the estimated fair value of the $130,000 term note payable (Note 6) was approximately $115,000, assuming a rate on the term note of 8.25%. The estimated fair value is based on the discounted value of contracted cash flows estimated using rates currently offered for debt with similar terms and maturities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. ACQUISITIONS OF HOTEL PROPERTIES:

The following table summarizes Boykin's acquisitions in 1999 and 1998:

Hotel	Location	Acquisition Date	Number of Rooms	Purchase Price	Percentage owned by Partnership	Lessee
Executive Plaza Hotel	Chicago, IL	August 1999	421	$ 48,000	18.75%	ChiBoy
Radisson Hotel Mt. Laurel	Mt. Laurel, NJ	June 1998	283	$ 23,240	100%	N/A
DoubleTree Portfolio	Various	May 1998	3,062	$271,300	100%	Westboy
Pink Shell Beach Resort	Fort Myers, FL	May 1998	208	$ 19,250	100%	MeriStar
High Point Radisson	High Point, NC	March 1998	251	$ 10,600	100%	BMC
Knoxville Hilton	Knoxville, TN	March 1998	317	$ 26,400	100%	BMC

Effective February 1, 2000, the Radisson Hotel Mt. Laurel is operated by Boykin pursuant to a management contract with a wholly-owned subsidiary of BMC. Refer to Note 17 for further discussion related to this subsequent event. All of the acquisitions have been accounted for using the purchase method, with the operating results of the acquired properties, except for the Executive Plaza Hotel, being included in the consolidated operating results of Boykin since the respective dates of acquisition.

4. INTERCOMPANY CONVERTIBLE NOTE:

At the time of the IPO, Boykin loaned $40,000 to the Partnership in exchange for an intercompany convertible note that matures in November 2001. Interest on the note accrues at a rate equal to 9.75%, effective November 1999, and is payable quarterly. The note may be prepaid in full, but not in part, at any time. Boykin has the right to convert the note, prior to maturity and in advance of any proposed prepayment by the Partnership,

(dollar amounts in thousands except per share data)

4. INTERCOMPANY CONVERTIBLE NOTE: (Continued)

into additional equity interests in the Partnership at face value based on the $20 per share IPO price of Boykin's common shares. The note is secured by mortgages on certain hotel properties.

5. CREDIT FACILITY:

Boykin has an unsecured credit facility with a group of banks, which enables Boykin to borrow up to $175,000, subject to borrowing base and loan-to-value limitations, at a rate of interest that fluctuates at LIBOR plus 1.40% to 2.25%, as defined. The weighted average interest rate under the facility in 1999 and 1998 was 7.0% and 7.3%, respectively. Boykin is required to pay a .25% fee on the unused portion of the credit facility. The credit facility expires in June 2000, with an additional one-year extension. As of December 31, 1999 and 1998, Boykin had $119,000 and $156,000, respectively, outstanding against the credit facility.

The credit facility requires Boykin, among other things, to maintain a minimum net worth, a coverage ratio of EBITDA to debt service, and a coverage ratio of EBITDA to debt service and fixed charges. The company is required to maintain the franchise agreement at each hotel and to maintain its REIT status. Boykin was in compliance with its covenants at December 31, 1999 and 1998.

6. TERM NOTES PAYABLE:

OLP has a $130,000 term loan agreement that expires in June 2023 and may be prepaid without penalty or defeasance after May 21, 2008. The loan bears interest at a fixed rate of 6.9% for ten years, and at a new fixed rate to be determined thereafter. The loan requires interest-only payments until June 2000, with principal repayments commencing thereafter based on a 25-year amortization schedule. The loan is secured by ten DoubleTree hotels. Under covenants in the loan agreement, assets of OLP are not available to pay the creditors of any other Boykin entity, except to the extent of permitted cash distributions from OLP to Boykin. Likewise, the assets of other Boykin entities are not available to pay the creditors of OLP. The loan agreement also requires OLP to hold funds in escrow for the payment of capital expenditures, insurance and real estate taxes. The term note also requires OLP to maintain certain financial covenants. OLP was in compliance with these covenants at December 31, 1999 and 1998.

In October 1999, Boykin entered into a $45,000 term loan agreement that expires in October 2002, with two additional one-year extensions, subject to the satisfaction of certain financial covenants, as defined in the agreement. The loan is secured by three hotel properties and bears interest at a rate that fluctuates with LIBOR plus 2%. The weighted average interest rate under the term note was 7.7%. The loan agreement requires Boykin, among other things, to maintain a minimum net worth, a coverage ratio of EBITDA to debt service and fixed charges, and to maintain a leverage ratio below a specified level. Boykin is required to maintain the franchise agreement at each hotel and to maintain its REIT status. Boykin was in compliance with its covenants at December 31, 1999.

Maturities of long term debt at December 31, 1999 are as follows:

2000	$ 992
2001	2,090
2002	47,239
2003	2,399
2004	2,569
2005 and thereafter	119,711
	$175,000

(dollar amounts in thousands except per share data)

7. DESCRIPTION OF CAPITAL SHARES:

Common Shares

Holders of Boykin's common shares are entitled to receive dividends, as and if declared by the Board of Directors, out of funds legally available therefor. The holders of common shares, upon any liquidation, dissolution or winding-up of Boykin, are entitled to share ratably in any assets remaining after payment in full of all liabilities of Boykin and all preferences of the holders of any outstanding preferred shares. The common shares possess ordinary voting rights, each share entitling the holder thereof to one vote. Holders of common shares do not have cumulative voting rights in the election of directors and do not have preemptive rights.

Preferred Shares

The Board of Directors is authorized to provide for the issuance of two classes of preferred shares, each in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights (other than voting rights) of each series and the qualifications, limitations or restrictions thereon. Because the Board of Directors has the power to establish the preferences and rights of each series of preferred shares, the Board of Directors may afford the holders of any series of preferred shares preferences, powers and rights senior to the rights of holders of common shares. The issuance of preferred shares could have the effect of delaying or preventing a change in control of Boykin. No preferred shares had been issued or were outstanding as of December 31, 1999 and 1998.

8. LIMITED PARTNERSHIP INTERESTS:

Pursuant to the Partnership Agreement, the limited partners of the Partnership have exchange rights, which enable them to cause the Partnership to pay cash for their interests in the Partnership, or at Boykin's election, to exchange common shares for such interests. The exchange rights may be exercised in whole or in part. The number of common shares initially issuable to the limited partners upon exercise of the exchange rights was 1,378,000. The number of shares issuable upon exercise of the exchange rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro rata share transactions, which otherwise would have the effect of diluting the ownership interests of the limited partners or the shareholders of Boykin.

During 1998 and 1997, the Partnership purchased 40,976 and 45,910, respectively, of its outstanding limited partnership units for aggregate cash consideration of $967 and $1,074, respectively. The excess of the aggregate purchase price paid over the capital account balances of the units purchased was $562 and $610, respectively and was recorded as additional investment in hotel properties.

9. JOINT VENTURE WITH AEW:

In February 1999, Boykin formed a joint venture with AEW. Pursuant to the joint venture agreement, AEW will provide $50,000 of equity capital for the joint venture, and Boykin will provide approximately $17,000 and serve as the operating partner of the joint venture. The joint venture agreement contains provisions for AEW and Boykin to double their respective capital commitments under certain circumstances. In addition, as part of the transaction, Boykin will receive incentive returns based on the performance of acquired assets as well as other compensation as a result of the joint venture's activities. Because of the non-controlling nature of its 25% ownership interest in the joint venture, Boykin accounts for its investment utilizing the equity method.

After the end of the two-year investment period, AEW has the option to acquire convertible preferred shares in exchange for its capital invested in the joint venture. Pursuant to the venture agreements, AEW also purchased a warrant for $500. The warrant gives AEW the right to buy up to $20,000 of Boykin's preferred or common (at Boykin's election) shares for $16.48 a share. The warrant is exercisable after the two-year investment period, and

(dollar amounts in thousands except per share data)

9. JOINT VENTURE WITH AEW: (Continued)

expires one year after it becomes exercisable. The amount of the warrant will be reduced and eliminated under the terms of the agreement on a dollar for dollar basis as the last $20,000 of AEW's $50,000 capital is invested. If issued, the preferred shares would be convertible into common shares at $16.48 per common share and have a minimum cumulative annual dividend equivalent to $1.88 per common share, Boykin's current common share dividend. As of December 31, 1999 AEW had the option to acquire preferred shares convertible into 791,191 common shares after February 2001.

In August 1999, the Boykin/AEW venture partnered with a private investor, forming Boykin Chicago, LLC, in which Boykin/AEW has a 75% interest. Boykin's investment in this joint venture was $4,369 as of December 31, 1999. Boykin Chicago, LLC purchased the 421-room Executive Plaza Hotel located in Chicago, Illinois for cash consideration of $48,000. The acquisition was accounted for as a purchase and was funded with proceeds from a $30,000 secured mortgage note with the remainder in cash from the partners. A subsidiary of BMC leases the property pursuant to a long-term percentage lease agreement.

10. EXTRAORDINARY ITEMS:

In June 1998, in connection with obtaining the unsecured credit facility discussed in Note 5, Boykin wrote off existing deferred financing costs under the former secured facility totaling $1,138. These charges, net of $110 of minority interest, were reflected as an extraordinary item in the accompanying consolidated statement of income for the year ended December 31, 1998.

In connection with obtaining an increased credit facility in 1997 and retiring certain assumed mortgage indebtedness, Boykin wrote off existing deferred financing costs totaling $882. These charges, net of $172 of minority interest, were reflected as an extraordinary item in the accompanying consolidated statements of income for 1997.

11. PERCENTAGE LEASE AGREEMENTS:

The percentage leases have noncancelable remaining terms ranging from one to nine years, subject to earlier termination on the occurrence of certain contingencies, as defined. The rent due under each percentage lease is the greater of minimum rent, as defined, or percentage rent. Percentage rent applicable to room and other hotel revenues varies by lease and is calculated by multiplying fixed percentages by the total amounts of such revenues over specified threshold amounts. Both the minimum rent and the revenue thresholds used in computing percentage rents applicable to room and other hotel revenues are subject to annual adjustments based on increases in the United States Consumer Price Index (CPI). Percentage rent applicable to food and beverage revenues is calculated by multiplying fixed percentages by the total amounts of such revenues. Percentage lease revenues were $85,302, $69,747 and $37,884, respectively, for the years ended December 31, 1999, 1998 and 1997, of which approximately $24,371, $18,746, and $12,303, respectively, was in excess of minimum rent.

(dollar amounts in thousands except per share data)

11. PERCENTAGE LEASE AGREEMENTS: (Continued)

Future minimum rentals (ignoring future CPI increases) to be received by Boykin from BMC and from other lessees pursuant to the percentage leases for each of the years in the period 2000 to 2004 and in total thereafter are as follows:

	Related Party Lessees	Other Lessees	Totals
2000	$ 50,483	$10,794	$ 61,277
2001	44,012	10,794	54,806
2002	36,991	9,334	46,325
2003	11,743	7,464	19,207
2004	8,993	7,464	16,457
2005 and thereafter	18,144	21,862	40,006
	$170,366	$67,712	$238,078

12. SHARE COMPENSATION PLANS:

Boykin has a Long-Term Incentive Plan (LTIP) which provides for the granting to officers and eligible employees of incentive or nonqualified share options, restricted shares, deferred shares, share purchase rights and share appreciation rights in tandem with options, or any combination thereof. Boykin has reserved 1,700,000 common shares for issuance under the LTIP.

Share Option Plan

The table below summarizes information related to share option grant and exercise activity in 1999, 1998 and 1997. In addition, 59,316 share options were cancelled in 1999 due to the termination of an employee and 149,000 new options were granted to officers, and non-employees directors subsequent to year end.

	Options Granted to				
Year	Officers and Employees	Non-employee Directors	Weighted Average Fair Value of Options Granted	Options Exercised	Exercised Price Per Share
1999	20,000	—	$1.38	—	—
1998	340,483	30,000	$2.10	5,000	$20
1997	148,500	30,000	$2.54	5,000	$20

As of December 31, 1999 and 1998, information related to outstanding options was as follows:

	Total Options			Exercisable Options	
Year	Options Outstanding	Weighted Average Per Share Exercise Price	Weighted Average Remaining Contractual Life	Options Outstanding	Weighted Average Per Share Exercise Price
1999	924,667	$20.23	7.6 years	735,778	$19.93
1998	963,983	$20.53	8.8 years	385,343	$21.23

Options vest over various periods ranging from one to nine years from the date of grant. The term of each option granted will not exceed ten years from date of grant, and the exercise price may not be less than 100% of the fair market value of Boykin's common shares on the grant date.

(dollar amounts in thousands except per share data)

12. SHARE COMPENSATION PLANS: (Continued)

Boykin has adopted the disclosure only provisions of SFAS No. 123, ''Accounting for Stock-Based Compensation,'' and applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its employee share option plan. If Boykin had elected to recognize compensation costs for the LTIP based on the fair value at the grant dates for option awards consistent with the method prescribed by SFAS No. 123, reported amounts of net income and earnings per share would have been changed to the pro forma amounts indicated below.

	Year Ended December 31, 1999		Year Ended December 31, 1998	
	As Reported	Pro Forma	As Reported	Pro Forma
Net income	$18,122	$17,839	$19,004	$18,056
Earnings per share:				
Basic	$ 1.06	$ 1.05	$ 1.25	$ 1.21
Diluted	$ 1.06	$ 1.04	$ 1.25	$ 1.21

The fair value of employee share options used to compute the pro forma amounts of net income and basic earnings per share was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Options Issued In:	
	1999	1998
Dividend yield	10.00%	9.50%
Expected volatility	29.05%	19.03%
Risk-free interest rate	6.18%	5.39%
Expected holding period	8.0 years	6.6 years

Restricted Share Grant Plan

In 1999, Boykin issued 113,343 restricted share grants to officers and eligible employees. The restricted shares vest over various periods ranging from one to five years from the date of grant. The value of shares granted has been calculated based on the average of the high and low share price on the date of grant and is being amortized as compensation expense over the respective vesting periods. For the year ended December 31, 1999, Boykin's compensation expense related to these restricted shares was $352. As of December 31, 1999, the unearned compensation related to restricted share grants was $1,232 and has been classified as a component of shareholders' equity in the accompanying balance sheet. Subsequent to year end, an additional 44,200 restricted share grants were issued to officers, employees and non-employee directors.

13. EMPLOYEE BENEFIT PLANS:

Boykin maintains two employee benefit plans, the Boykin Lodging Company Money Purchase Pension Plan and the Boykin Lodging Company Profit Sharing Plan. Both plans are defined contribution plans, which were established to provide retirement benefits to eligible employees. Boykin's contributions to these plans for the years ended December 31, 1999, 1998 and 1997 totaled $251, $140 and $127, respectively.

(dollar amounts in thousands except per share data)

14. COMMITMENTS:

In general, the percentage leases require Boykin to establish reserves for capital expenditures. Boykin intends to use the capital expenditures reserve for the replacement and refurbishment of furniture, fixtures and equipment and other capital expenditures although it may make other uses of the amounts in the fund that it considers appropriate from time to time.

Two of the hotels owned by Boykin and land related to another hotel are subject to land leases which expire at various dates through 2068. All leases require minimum annual rentals, and one lease requires percentage rent based on hotel revenues. The other two leases are adjusted for increases in CPI every ten years. Rental expense charged to operations related to these leases for the years ended December 31, 1999, 1998 and 1997 was $1,066, $832 and $830, respectively.

As a result of the Red Lion merger in 1998, Boykin committed to a $20,000 capital renovation at some of the hotels in that portfolio. Approximately $10,000 of the funds will be generated through hotel capital expenditure reserves based on a percentage of hotel revenues and restricted cash. The remaining $10,000 is expected to be funded via operating cash and borrowings. As of December 31, 1999, $12,242 of capital expenditures had been spent by Boykin under this commitment.

The DoubleTree Kansas City purchased by Boykin K.C. in November 1997 underwent a substantial renovation which was completed in April 1997. The renovation was funded, in part, with $15,110 of proceeds from tax increment financing bonds issued by the Redevelopment Authority of Kansas City, Missouri. Debt service on the bonds is to be funded entirely by sales taxes, payroll taxes, real estate taxes, hotel taxes and other specified taxes and net revenues generated by the hotel. However, if the specified taxes generated by the hotel are insufficient to satisfy the debt service requirements of the bonds, Boykin K.C. could be obligated to fund such shortfall. In the opinion of management of Boykin, it is unlikely that Boykin K.C. will have to fund any debt service on the bonds.

Boykin's joint venture partner in Shawan has the right, subject to certain performance criteria, to sell one-half of their respective interests in this joint venture to Boykin at fair market value, with Boykin retaining the option to fund the purchase price with cash or through the issuance of common shares. As of December 31, 1999, Boykin's joint venture partner did not have the right to exercise this right.

15. RELATED PARTY TRANSACTIONS:

The Chairman, President and Chief Executive Officer of Boykin is the majority shareholder of BMC. BMC and Westboy LLC, a subsidiary of BMC, were significant sources of Boykin's percentage lease revenue through December 31, 1999, 1998 and 1997. At December 31, 1999 and 1998, Boykin had rent receivable of $4,280 and $4,748, respectively, due from related party lessees.

Spectrum Design Services (''Spectrum'') is a wholly-owned subsidiary of BMC provides design, purchasing and project management services to Boykin for capital improvements at its hotels. The following table summarizes information related to design, purchasing and project management services paid by Boykin to Spectrum, as well as expenses reimbursed to Spectrum, for the years ended December 31, 1999, 1998 and 1997:

Year	Design	Purchasing	Project Management	Expense Reimbursement	Total
1999	$450	$283	$138	$104	$975
1998	290	285	—	97	672
1997	254	88	—	87	429

(dollar amounts in thousands except per share data)

15. RELATED PARTY TRANSACTIONS: (Continued)

At December 31, 1999 and 1998, Boykin had a payable to related party lessees of $796 and $2,971, respectively, primarily for the reimbursement of capital expenditure costs incurred on behalf of Boykin.

In September 1997, BMC purchased 20,000 common shares of Boykin for cash consideration of $491. Boykin utilized the proceeds to purchase 20,000 additional general partner units in the Partnership.

16. STATEMENTS OF CASH FLOWS, SUPPLEMENTAL DISCLOSURES:

As of December 31, 1999, 1998 and 1997, $8,700, $8,618 and $4,893, respectively, of dividends and partnership distributions were declared but were not paid. In 1998, Boykin issued 3,109,606 common shares, valued at $80,333, as partial consideration for the acquisition of OLP. In 1997, the Partnership assumed $10,338 of existing debt which was immediately retired after closing of an acquisition. Interest paid during the years ended December 31, 1999, 1998, and 1997 was $20,521, $12,763, and $2,059, respectively.

17. SUBSEQUENT EVENT:

Effective February 1, 2000, the Partnership took over the operations of the Radisson Hotel Mt. Laurel under REIT tax regulations related to foreclosure properties. The hotel was previously owned 85% by the Partnership under a joint venture agreement with an affiliate of Radisson Hotels Worldwide (''Radisson'') and was leased to the Radisson affiliate. Under the terms of Boykin's agreement with Radisson, the lease was terminated and the Partnership obtained a 100% interest in the hotel. The hotel is managed by a wholly-owned subsidiary of BMC pursuant to a long-term management agreement. The elimination of Radisson's minority interest in the hotel was accounted for as a $3,573 reduction in the value of the building as of December 31, 1999.

18. PRO FORMA FINANCIAL INFORMATION (UNAUDITED):

There are no pro forma adjustments to Boykin's actual results for 1999, however the pro forma financial information for 1998 is presented as if the following significant transactions had been consummated as of January 1, 1998:

- the share offering of 4,500,000 common shares in February 1998;
- the issuance of 3,109,606 common shares in May 1998 related to the Red Lion merger;
- the acquisitions of properties by Boykin in 1998;
- Boykin's common share repurchase of 114,500 shares in 1998;

(dollar amounts in thousands except per share data)

18. PRO FORMA FINANCIAL INFORMATION (UNAUDITED): (Continued)

	Pro Forma 1998
Lease revenue	$83,000
Interest and other income	360
Total revenues	83,360
Real estate related depreciation and amortization	26,256
Real estate and personal property taxes, insurance and ground rent	9,807
General and administrative	3,745
Interest expense	19,710
Amortization of deferred financing costs	652
	60,170
Income before minority interest and extraordinary item	23,190
Minority interest	(2,079)
Income before extraordinary item	$21,111
Income per share before extraordinary item:	
Basic	$ 1.24
Diluted	$ 1.24

19. QUARTERLY OPERATING RESULTS (UNAUDITED):

Boykin's unaudited consolidated quarterly operating data for the years ended December 31, 1999 and 1998 follows. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data. Quarterly operating results are not necessarily indicative of the results to be achieved in succeeding quarters or years.

	For the 1999 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
Total revenues	$19,462	$23,947	$24,810	$17,963
Income before extraordinary item	2,882	6,531	7,154	1,555
Net income	2,882	6,531	7,154	1,555
Earnings per share:				
Income before extraordinary item—				
Basic	.17	.38	.42	.09
Diluted	.17	.38	.42	.09
Net income—				
Basic	.17	.38	.42	.09
Diluted	.17	.38	.42	.09
Weighted average number of common shares outstanding:				
Basic	17,047	17,082	17,059	17,103
Diluted	17,047	17,082	17,059	17,216

(dollar amounts in thousands except per share data)

19. QUARTERLY OPERATING RESULTS (UNAUDITED): (Continued)

	For the 1998 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
Total revenues	$10,914	$17,492	$23,266	$18,450
Income before extraordinary item	3,649	5,858	7,215	3,420
Net income	3,649	4,720	7,215	3,420
Earnings per share:				
Income before extraordinary item—				
Basic	.32	.38	.42	.20
Diluted	.32	.38	.42	.20
Net income—				
Basic	.32	.31	.42	.20
Diluted	.32	.31	.42	.20
Weighted average number of common shares outstanding:				
Basic	11,342	15,412	17,125	17,044
Diluted	11,447	15,436	17,125	17,044

20. FINANCIAL INFORMATION OF BMC:

Percentage lease revenue payable by BMC represented $70,884, $56,708 and $34,834, or 83.1%, 81.3% and 91.9% of total percentage lease revenue in 1999, 1998 and 1997, respectively. Certain information related to BMC's financial statements is as follows:

	December 31,	
	1999	1998
BALANCE SHEET INFORMATION:		
Cash and cash equivalents	$20,787	$12,973
Due from related party lessors	893	2,971
Total assets	37,244	29,344
Rent payable to related party lessors	5,192	4,748
Members' capital	6,714	4,039

	Years Ended December 31,		
	1999	1998	1997
STATEMENT OF OPERATIONS INFORMATION:			
Total hotel revenues	$252,421	$235,653	$110,548
Operating expenses	178,602	170,162	75,891
Percentage lease expense	73,289	67,424	34,834
Net income	2,683	47	1,681

DETACH CARD

BOYKIN LODGING COMPANY

PROXY

The undersigned hereby appoints **Robert W. Boykin, Paul A. O'Neil** and **Robert A. Weible**, and each of them, attorneys and proxies of the undersigned, with full power of substitution, to attend the annual meeting of shareholders of Boykin Lodging Company to be held at the Radisson Inn Sanibel Gateway, 20091 Summerlin Road, Ft. Myers, Florida 33908, on Tuesday, May 23, 2000, at 3:00 p.m., local time, or any adjournment thereof, and to vote the number of common shares of Boykin Lodging Company which the undersigned would be entitled to vote, and with all the power the undersigned would possess of personally present, as follows:

1. ☐ **FOR** (except as noted below), or ☐ **WITHHOLD AUTHORITY** to vote for,

the following nominees for election as directors, each to serve until the next annual meeting of the shareholders and until his successor has been duly elected and qualified:

Robert W. Boykin, Raymond P. Heitland, Albert T. Adams, Lee C. Howley, Jr., Frank E. Mosier, William H. Schecter and Ivan J. Winfield.

(Instruction: To withhold authority to vote for any particular nominee, write that nominee's name on the line provided below.)

____

2. On such other business as may properly come before the meeting.

(Continued and to be signed on reverse side)

DETACH CARD

(Continued from other side)

The Proxies will vote as specified above, or, if a choice is not specified, they will vote FOR the nominees listed in Item 1.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY

Receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement dated April 5, 2000, is hereby acknowledged.

Dated ____________________, 2000

____

____

____

Signature(s)

PLEASE SIGN EXACTLY AS YOUR NAME OR NAMES APPEAR HEREON, INDICATING, WHERE PROPER, OFFICIAL POSITION OR REPRESENTATIVE CAPACITY.